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         Exhibit 99-8: Document setting forth administrative procedures to be followed by RLIC for Purchase, redemption, Transfer and Conversion -- Re Policy Form 84-705


                        RELIASTAR LIFE INSURANCE COMPANY

          PROCEDURES FOR PURCHASE, REDEMPTION, TRANSFER, AND CONVERSION

                      FLEXIBLE PREMIUM VARIABLE LIFE POLICY
                     POLICY FORM 84-705 (MAY VARY BY STATE)

                                   APRIL 2002




This document sets forth the administrative procedures that will be followed by ReliaStar Life Insurance Company ("ReliaStar Life") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy (the "Policy") described in the Registration Statement, the transfer of the Policy's assets, the redemption by Policy owners of their interest in the Policies and conversion to fixed benefit insurance. Unless otherwise defined herein, all capitalized terms used below have the meanings ascribed to them in the Prospectus for the Policy contained in this Registration Statement.



           "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS


The following is a summary of the principal Policy provisions and administrative procedures that constitute either direct or indirect purchase transactions. The insurance aspects of the Policy cause procedures to differ in certain significant respects from purchase procedures of mutual funds or contractual plans.



PREMIUM SCHEDULES AND UNDERWRITING STANDARDS


Premiums for the Policy will not be the same for all Policy owners. There is no insurance until the initial premium is paid and all underwriting requirements completed. The initial premium must be equal to or greater than three Minimum Monthly Premiums (see "Payment and Allocation of Premiums - Minimum Initial Premium") unless the Policy owner authorizes premiums to be paid by bank account monthly deduction or government allotment. In those cases, ReliaStar Life will accept one Minimum Monthly Premium.



The Policy has a Death Benefit Guarantee if the Policy owner chooses to pay premiums sufficient to maintain the Death Benefit Guarantee set forth in the Policy (until the Insured reaches age 65 or five Policy Years, if longer). If the Death Benefit Guarantee is in effect during the Death Benefit Guarantee Period as specified in the Policy, ReliaStar Life will then guarantee that the Policy will remain in force during such period, even if the Policy's Cash Surrender Value is not sufficient to pay the Monthly Deduction due.



After the initial premium, the Policy owner will determine a planned periodic premium schedule that provides for a level premium payable at a fixed interval. Payment of premium according to this schedule is not, however, mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Policy owners may determine the amount and timing of subsequent premiums subject to the following restrictions:




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  1.    In most cases, payment of a cumulative premium sufficient to maintain the Death Benefit Guarantee will be required to keep the Policy in force during the early months of the Death Benefit Guarantee Period.

  2.    ReliaStar Life may choose not to accept a premium less than $25.00.

  3. ReliaStar Life may require proof that the Insured is still insurable if any premium would increase the difference between the Death Benefit and the Accumulation Value.

  4. ReliaStar Life will return to the Policy owner any premium paid that would exceed the current maximum premium payments allowed for life insurance under federal law.



The Policy will stay in force as long as the Cash Surrender Value is sufficient to pay the Monthly Deduction (the charges imposed in connection with the Policy). The amount of premium, if any, required to keep the Policy in force depends on the Cash Surrender Value which in turn depends on such factors as the investment experience, the amount of any outstanding loans, and the Surrender Charge. The Monthly Deduction varies with the cost of insurance charge and the Mortality and Expense Risk Charge. The cost of insurance charge is based on the principal of pooling and distribution of mortality risks, which assumes that each Policy owner pays a premium commensurate with the mortality risks which are actuarially determined based on issue age, Policy Year, premium rate class, and in most instances, sex. The same rate applies to all Insureds in a given actuarial category. The rate is based on ReliaStar Life's expectations as to future mortality experience and other cost factors. The Mortality and Expense Risk Charge depends on the amount of the Variable Accumulation Value.


The Policy will be sold according to established underwriting standards and state insurance laws. State insurance laws prohibit unfair discrimination among Policy owners but recognize that premiums must be based on factors such as age, health, occupation, avocations, and in most states, the sex of the Insureds.



APPLICATION AND INITIAL PREMIUM PROCESSING


ReliaStar Life will follow certain insurance underwriting procedures to determine whether the proposed Insured is insurable. Underwriting evaluates risks from the information on the application, verification procedures such as medical examinations, and additional information furnished by the applicant on request. ReliaStar Life will not issue the Policy until the underwriting procedure has been completed.



If the minimum initial premium is submitted with the application, insurance coverage will begin on the Issue Date. After underwriting approval, the Issue Date will ordinarily be the later of the date of the application or the date of any required medical examination undertaken according to ReliaStar Life's underwriting requirements. When, however, underwriting approval has not occurred within 45 days of the receipt of the application (or with M-O-M or government allotment billing methods), the Issue Date will be the date of underwriting approval. If a premium is not paid with the application, insurance coverage will begin on the later of the Issue Date or the date the premium is received.



The Policy Date is generally the same date as the Issue Date. It is used in determining Policy Years, Policy Months, Monthly Anniversaries and Policy Anniversaries. It is also the date as of which the insurance age of the proposed Insureds is determined. A Policy Date may be any other date mutually agreed to by ReliaStar Life, the Policy owner, and state statutes.


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ReliaStar Life will credit net Premiums (gross premiums less the Premium Expense
Charge) from the Policy to the Select(*)Life Variable Account ("Variable Account") or to the Fixed Account on the later of the following dates:



1.  The Valuation Date(i) we receive the premium;

2.  The Valuation Date following the date of underwriting approval;

3.  The Valuation Date on or next following the Policy Date; or

4. The Valuation Date on or next following the date ReliaStar Life receives at least the required minimum initial premium payment.



ALLOCATION OF PREMIUMS



The Policy owner chooses the initial allocation of Net Premiums to the Fixed Account and the Sub-accounts of the Variable Account on the application for the Policy. The Policy owner may change the allocation at any time by notifying ReliaStar Life in writing. The Policy owner may allocate 100% of Net Premiums to any Sub-account or the Policy owner may divide in whole percentages the Net Premium and allocate such amounts among more than one Sub-Account. ReliaStar Life reserves the right to adjust the allocation of Net Premiums to eliminate fractional percentages.



PREMIUM PROCESSING


Whenever a premium payment is received, ReliaStar Life will subtract 5.00% of the premium as a Premium Expense Charge. In the future, ReliaStar may also deduct a premium processing charge of up to $2.00 from each premium payment as a part of this charge. The Net Premium is credited to the Variable and/or Fixed Account on the Valuation Date on or next following the date ReliaStar Life receives the premium payment in accordance with the Policy owner's current premium allocation.



REINSTATEMENT


A lapsed Policy and most riders may be reinstated anytime within five years after lapse as long as the Policy has not been surrendered for its Cash Surrender Value. To reinstate the Policy and any riders, the Policy owner must submit evidence of insurability satisfactory to ReliaStar Life for the insured. The Policy owner must pay a premium sufficient to keep the Policy and any riders in force for at least two months following the date of reinstatement.



By current administrative practice, the Death Benefit Guarantee provision may be also reinstated during the first five policy years.



LOAN REPAYMENTS
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The interest rate charged on Policy loans will be an annual rate of 7.40%, payable in advance. After the tenth Policy Year, ReliaStar Life will charge interest not to exceed an annual rate of 5.21%, payable in advance, on that portion of the loan amount that is not in excess of (a) the Accumulation Value less (b) the total of all premiums paid less all partial withdrawals. Any excess of this amount will be charged interest at the annual rate of 7.40%.



A Policy loan may be repaid anytime while the Insured is living and before the Insured reaches age 95. Unless the Policy owner specifies that a payment is a loan repayment, ReliaStar Life generally considers any payments it receives as premium payments and not loan repayments. However, ReliaStar Life reserves the right, at its discretion, to apply any payment it receives as a loan repayment.



Loan repayments are credited to the Fixed Account and the Variable Account in the form of Net Premiums without a Premium Expense Charge. ReliaStar Life credits repayments according to the current premium allocation. Repayments are credited at the end of the Valuation Period during which the payment was received.



CORRECTION OF MISSTATEMENT OF AGE OR SEX

If the Insured's age or sex is misstated, ReliaStar Life adjusts the Death Benefit to be the amount that the most recent cost of insurance would purchase using the correct cost of insurance rate for the correct age and sex.



           "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS


The following is a summary of the principal Policy provisions and administrative procedures that constitute redemptions under the Policy. These procedures differ in certain significant respects from redemption procedures of mutual funds or contractual plans.



CASH SURRENDER VALUE


At any time before the earlier of the death of the Insured or the maturity date, the Policy owner may totally surrender the Policy by sending ReliaStar Life a written request. If the Policy is returned during the free-look period, we will refund all premiums.



After the free-look period, the amount available for surrender is the Accumulation Value of the Policy reduced by any Loan amount, unpaid Monthly Deductions, and during the first 15 Policy Years and the first 15 years following a requested increase in Face Amount, this amount is also reduced by a Surrender Charge. The Surrender Charge is determined separately for the Face Amount and any subsequent increase in Face Amount. The Surrender Charge is based on several factors such as the Face Amount and the Policy Year. The Surrender Charge is shown in the Policy. The total amount available at surrender is called the Cash Surrender Value.




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The Cash Surrender Value is calculated at the end of the Valuation Period(ii)
during which ReliaStar Life receives the Policy owner's surrender request. The Policy owner may, however, elect to receive all or part of the Cash Surrender Value under one of the settlement options described in the Policy. All fixed benefit settlement options are subject to the restrictions and limitations set forth in the Policy.



PARTIAL WITHDRAWALS


The Policy owner may also withdraw part of the Policy's Cash Surrender Value by sending ReliaStar Life a written request. Only one partial withdrawal is allowed in any Policy Year. The amount of any partial withdrawal must be at least $500.00 but may not be more than 20% of the Cash Surrender Value. ReliaStar Life currently makes a $10.00 charge for each partial withdrawal. ReliaStar Life makes partial withdrawals from the Fixed Accumulation Value and the Variable Accumulation Value on a proportionate basis. For the purpose of determining the proportions, the outstanding loan amount is subtracted from the Fixed Accumulation Value.



ReliaStar Life will generally pay the partial withdrawal within seven days of receipt of the written request.



DEATH BENEFIT


As long as the Policy is in force, ReliaStar Life will generally pay the proceeds of the Policy to the named beneficiary in accordance with the designated Death Benefit Option within seven days after the receipt of due proof of the Insured's death. Payment of proceeds may, however, be postponed under certain circumstances(iii). Unless the beneficiary selects a Settlement Option, proceeds over $5,000 are deposited into a special account retained by ReliaStar Life and the beneficiary is provided with a checkbook to access the funds from that account.

The amount of the Death Benefit is determined on the Valuation Date on or next following the date of Insured's death. The proceeds payable will be reduced by any Loan Amount and any unpaid Monthly Deduction. These proceeds will be increased by any additional insurance provided by rider and by the refund of any unearned Policy loan interest.



The amount of the Death Benefit is guaranteed not to be less than the current Face Amount of the Policy as long as the Policy is in force. The Death Benefit may, however, exceed the current Face Amount. The amount by which the Death Benefit exceeds the Face Amount depends upon the Death Benefit Option in effect and the Accumulation Value of the Policy. Under Option A (Level Amount Option), the Death Benefit to Age 95 is the greater of the Face Amount or the applicable percentage of Accumulation. Under Option B (Variable Amount Option), the Death Benefit will always vary with the Accumulation Value since the Death Benefit is the greater of the Face Amount plus the Accumulation Value of the Policy, or the applicable percentage of the Accumulation.

If the Insured is living at age 95 and the Policy is in force, the Cash Surrender Value of the Policy will automatically be applied to purchase single premium paid-up life insurance, unless the Insured notified ReliaStar Life in writing on or before attaining age 95 that the Cash Surrender Value should be paid in cash.


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LOANS


After the first Policy Year, the Policy owner may use the Policy as security to take out a loan. The maximum amount that the Policy owner may borrow at any time 75% of the Policy's Cash Value (the Accumulation Value less any Surrender Charge). As required by state law, higher percentages of Cash Value may be borrowed by Policy owners in Texas (100%) and in Alabama, Maryland, and Virginia (90%). Each Policy loan must be at least $500.00 except in Connecticut where the loan must be at least $200.00. The Loan Value will be determined on the Valuation Date following the date the request was received.



The portion of the loan allocated to the Sub-accounts of the Variable Account will normally be paid within seven days after receipt of the written request. Postponement of loans may take place under certain circumstances.(iii) The amounts held as security for the Policy loan are segregated within the Fixed Accumulation Value of the Policy but will be credited with interest on a basis different from other amounts in the Fixed Account. The total of all outstanding loans is called the Loan Amount. All amounts held in the Fixed Account as security for Policy loans will be credited with interest at an effective annual rate currently equal to 5.50% (guaranteed to be no less than 4.00%). No additional interest will be credited to these amounts.



The interest charged on Policy loans will be an annual rate of 7.40%, payable in advance. After the tenth Policy Year, ReliaStar Life will charge interest at an annual rate not to exceed 5.21%, payable in advance, on that portion of the Loan Amount that is not in excess of (a) the Accumulation Value less (b) the total of all premiums paid less all partial withdrawals. Any excess of this amount will be charged interest at the annual rate of 7.40%.



Amounts held as security for a Policy loan will come from the Fixed Account and Sub-accounts of the Variable Accounts in the same proportion that the Policy's Fixed Accumulation Value less any Loan Amount and the Policy's Variable Accumulation Value in each Sub-account, bear to the Policy's total Accumulation Value less any Loan Amount.



The portion of the Policy loan allocated to each Sub-account will be transferred from the Sub-account to the Fixed Account thereby reducing the value held in the Sub-account.



The Loan Amount is deducted from the total premium paid for purposes of calculating whether the Policy owner has paid premiums sufficient to maintain the Death Benefit Guarantee. The Loan Amount is deducted from the proceeds when ReliaStar Life pays a death claim. Loans have priority over the claims of an assignee or any other person. A Policy loan may be repaid in whole or in part at any time on or before the Insured's age 95 while the Insured is living.



POLICY LAPSE


If the Death Benefit Guarantee is not in effect, the Policy will lapse at the end of a 61-day grace period if, as of that Monthly Anniversary, the Loan Amount is greater than the Policy's Accumulation Value (plus any Sales Charge Refund) reduced by the applicable Surrender Charge; or the Cash Surrender Value (plus

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any Sales Charge Refund) is not sufficient to pay the Monthly Deduction due. The grace period begins on the date ReliaStar Life notifies the Policy owner and any collateral assignees of record of the required premium. The Policy owner will then have 61 days from the date the notice is mailed, to make the required payment to keep the Policy in force. If the payment is not received within the 61-day period, the Policy will lapse. If the Insured dies during this 61-day period, the Loan Amount and any unpaid Monthly Deduction will be deducted from the proceeds payable.



TRANSFERS


The Variable Account currently has nine series Funds with thirty-seven portfolios available for investment by the Sub-accounts. Each Sub-account invests in shares, at net asset value, of a specified portfolio of the series Funds. A Policy owner may transfer Accumulation Value between the Fixed Account and the Sub-accounts of the Variable Account or among the Sub-accounts of the Variable Account by written request (or by telephone or fax if a telephone/fax authorization form has been completed, is in effect and an I.D. number has been assigned), subject to any conditions the Funds whose share are involved may impose. ReliaStar Life currently does not limit the number of transfers in a Policy Year but reserves the right to limit the policyowner to four per Policy Year. ReliaStar Life considers all transfers received in the same request and made on the same initial Valuation Date as one transfer. Transfers are made on the Valuation Date on or next following the date the request is received.



To transfer all or part of the Variable Accumulation Value from a Sub-account, Accumulation Units are redeemed and their value is reinvested in other Sub-accounts or in the Fixed Account as directed by the Policy owner.



A Policy owner may transfer all or part of the Fixed Accumulation Value to the Sub-accounts of the Variable Account, subject to the following limitations:



1. The request to transfer must be postmarked no more than 30 days before or after the Policy Anniversary in any year, and only one transfer is permitted during this period;

2. The Fixed Accumulation Value after the transfer must be at least equal to the Loan Amount;

3. No more than 50% of the Fixed Accumulation Value, less any Loan Amount, may be transferred unless the balance, after the transfer, would be less than $1,000.00, in which event the full Fixed Accumulation Value, less any Loan Amount, may be transferred; and

4. The Policy owner must transfer at least the lesser of $500.00 or the total Fixed Accumulation Value, less any Loan Amount.



Currently, ReliaStar Life does not impose a transfer charge on the first 24 transfers in a Policy Year, but charges $25.00 per transfer for any subsequent transfers. It reserves the right to make a charge not to exceed $25.00 per transfer for all transfers.



Transfers resulting from loans and exercising Conversion Rights under the Policy are not subject to any transfer charges and do not count against the number of transfers.


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CONVERSION


In states where the Fixed Account is available, the Policy owner may, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, request a transfer from the Variable Account to the Fixed Account and indicate that he or she is exercising the Conversion Rights under the Policy. Such transfer will not be subject to the transfer charge and will not count against the limit on the number of transfers. At the time of the transfer, there is no effect on the Policy's Death Benefit, Face Amount, net amount at risk, Rate Class, or issue age. To the extent that the Accumulation Value is held in the Fixed Account, the benefits of the Policy do not vary with the investment performance of the Variable Account.



In states where the Fixed Account is not available, the Policy owner may, at any time during the first two Policy Years or the first two years following a requested increase in Face Amount, convert the Policy to a permanent fixed benefit life insurance policy issued by ReliaStar Life. No evidence of insurability will be required and the new Policy will have the same issue age and premium class as the Policy. On the effective date of the conversion, the Policy owner will have the option to select one of the following two death benefits under the new policy:



(a) a death benefit which is equal to the Death Benefit of the Policy on the effective date of the conversion, or in the case of a Face Amount increase, a death benefit equal to the increase in Face Amount; or

(b) a net amount at risk which equals the Death Benefit of the Policy on the effective date of the conversion, less the Accumulation Value on that date, or in the case of a Face Amount increase, a net amount at risk equal to the increase in Face Amount on the effective date of the conversion less the Accumulation Value on that date which is considered to be part of the Face Amount increase.



The conversion will be subject to an equitable adjustment in payments and Policy values to reflect variances, if any, in the payments and the Policy values under the Policy and the new Policy. An additional premium payment may be required. The new Policy's provisions and charges will be the same as those that would have been in effect had the new Policy been issued on the Policy Date.




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(i) Valuation Date - Each day on which the New York Stock Exchange is open for business except for a day that a Sub-Account's corresponding Fund does not value its shares. The New York Stock Exchange is currently closed on weekends and on the following holidays: New Year's Day; Presidents' Day; Good Friday; Memorial Day; July Fourth; Labor Day; Thanksgiving Day; and Christmas Day.

(ii) Valuation Period - The period between two successive Valuation Dates, commencing at the close of business of a Valuation Date and ending at the close of business of the next Valuation Date.

(iii) Payments from the Variable Account for death benefits, cash surrender, partial withdrawal, or policy loans will normally be paid within seven days of receipt of the written request and receipt of the policy form, if required. ReliaStar Life may delay making payment when it is not able to determine the Variable Accumulation Value because the New York Stock Exchange is closed for trading; or the Securities and Exchange Commission determines that a state of emergency exists. ReliaStar Life has the right to delay such payments from the Fixed Account for up to six months from the date it receives the request, subject to any state requirements. If payment is delayed for 30 days or more, ReliaStar Life pays interest at an effective annual rate of 3 1/2% from the date of the Insured's death, surrender, partial withdrawal, or policy loan request to the date of payment.